UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BioAtla, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

09077B104
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 09077B104

1	NAMES OF REPORTING PERSONS
Jay M. Short
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,627,388 (includes 109,259 shares issuable upon the vesting of restricted stock units and options exercisable within 60 days of December 31, 2022)
	6	SHARED VOTING POWER
1,354,648 (of which 1,354,598 shares are owned or controlled by Dr. Short’s spouse as to which he disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any)
	7	SOLE DISPOSITIVE POWER
1,627,388 (includes 109,259 shares issuable upon the vesting of restricted stock units and options exercisable within 60 days of December 31, 2022)
	8	SHARED DISPOSITIVE POWER
1,354,648 (of which 1,354,598 shares are owned or controlled by Dr. Short’s spouse as to which he disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,982,036
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 09077B104

1	NAMES OF REPORTING PERSONS
Himalaya Parent LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
‑ 0 ‑
	6	SHARED VOTING POWER
50
	7	SOLE DISPOSITIVE POWER
‑ 0 ‑
	8	SHARED DISPOSITIVE POWER
50
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

Item 1(a).	Name of Issuer:
BioAtla, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
11085 Torreyana Road, San Diego, California 92121

Item 2(a).	Name of Person Filing:
(1) Jay M. Short (2) Himalaya Parent LLC
Item 2(b).
Address of Principal Business Office or, if none, Residence:
(1) Jay M. Short
c/o BioAtla, Inc.
11085 Torreyana Road
San Diego, California 92121
(2) Himalaya Parent LLC
c/o BioAtla, Inc.
11085 Torreyana Road
San Diego, California 92121

Item 2(c).	Citizenship: (1) Jay M. Short: United States of America (2) Himalaya Parent LLC: Delaware
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:
09077B104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:
(1) Jay M. Short: 2,982,036
(2) Himalaya Parent LLC: 50

(1) As of the date hereof, Dr. Short beneficially owns 2,982,036 shares of common stock of the Issuer. This amount includes: (i) 1,368,661 shares held by Dr. Short, which includes (x) 23,718 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2022 and (y) 85,541 shares of common stock that are issuable upon exercise of outstanding options within sixty days of December 31, 2022; (ii) 258,727 shares held by Jay Short 2020 Irrevocable Gift Trust, which Dr. Short is the trustee of and holds sole voting and dispositive power with respect to the shares; (iii) 793,547 shares held by Carolyn Anderson Short, Dr. Short’s spouse, as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; (iv) 258,727 shares held by Carolyn Short 2020 Irrevocable Gift Trust, as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; (v) 302,324 shares held by Capia IP, LLC, which Carolyn Anderson Short is the managing member of and as to which Dr. Short disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any; and (vi) 50 shares held by Himalaya Parent LLC, which Dr. Short and Carolyn Anderson Short are the managers of and as to which Dr. Short and Carolyn Anderson Short disclaim beneficial ownership of except to the extent of his or her pecuniary interest therein.

Dr. Short is the Co-founder, Chairman and Chief Executive Officer of the Issuer and Ms. Anderson Short is Dr. Short’s spouse.
(b)	Percent of class:
(1) Jay M. Short: 6.4%
(2) Himalaya Parent LLC: 0.0%

The above percentages are calculated in accordance with Rule 13d-3 based on 46,336,166 issued and outstanding shares of common stock of the Issuer as of December 31, 2022.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
(1)Jay M. Short: 1,627,388
(2)Himalaya Parent LLC: 0

(ii)	Shared power to vote or to direct the vote:
(1)Jay M. Short: 1,354,648
(2)Himalaya Parent LLC: 50

(iii)	Sole power to dispose or to direct the disposition of:
(1)Jay M. Short: 1,627,388
(2)Himalaya Parent LLC: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)Jay M. Short: 1,354,648
(2)Himalaya Parent LLC: 50

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(a) Not applicable.
(b) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2023	Jay M. Short

	By:	/s/ Jay M. Short
Name: Jay M. Short

Dated: February 27, 2023	Himalaya Parent LLC

	By:	/s/ Jay M. Short
Name: Jay M. Short Title: Manager